Exhibit-1
28th September, 2005
To
The New York Stock Exchange,
New York,
USA
Subject: Purchase of equity shares of HDFC Securities Limited
We wish to inform that, the Bank has purchased 38,25,000 equity shares of HDFC Securities Limited from HDFC Limited. The shareholding of the Bank in HDFC Securities Limited now stands increased from 29.50% to 55%. HDFC Securities Limited has become the subsidiary company of the Bank.
This is for your information and record.
Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice-President (Legal) &
Company Secretary